# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549


## FORM 8-K


### CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

**Date of Report (Date of earliest event reported):  July 26, 2018**


# FEDERAL HOME LOAN BANK OF CHICAGO
### (Exact name of registrant as specified in its charter)


| **Federally chartered corporation** | **000-51401** | **36-6001019** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| **200 East Randolph Drive**<br>**Chicago, Illinois** | **60601** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |


**Registrant's telephone number, including area code:**
**(312) 565-5700**

**Former name or former address, if changed since last report:**
**Not Applicable**


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):


☐      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

**Item 2.02 Results of Operations and Financial Condition.**

On July 26, 2018, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the quarter ended June 30, 2018 and the declaration of a dividend. The full text of the member letter is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this "Report").

The information being furnished pursuant to Items 2.02 and 9.01 on this Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report contains forward-looking statements which are based upon the Bank's current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to execute its business model and to pay future dividends (including enhanced dividends on activity stock), the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from its members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, the Bank's ability to continue to offer the Reduced Capitalization Advance Program, the Bank's ability to implement product enhancements and new products , the impacts of recent regulatory changes to Federal Home Loan Bank membership requirements by the Federal Housing Finance Agency and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at www.fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Report. The financial results discussed in this Report are preliminary and unaudited.

**Item 9.01 Financial Statements and Exhibits**

(d)  *Exhibits.*  The following exhibit is being furnished herewith:

| Exhibit No. | Description |
| --- | --- |
| 99.1 | Member Letter dated July 26, 2018 |

## Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**Federal Home Loan Bank of Chicago**

Date: July 26, 2018          By:    /s/ Roger D. Lundstrom

                                                        Roger D. Lundstrom

                                                        Executive Vice President and Chief Financial Officer

FHLB Chicago | Federal Home Loan Bank of Chicago

**Exhibit 99.1**

July 26, 2018

To Our Members:

We are pleased to announce that the Board of Directors of the Federal Home Loan Bank of Chicago increased the dividends declared on both subclasses of capital stock. Based on our preliminary financial results for the second quarter of 2018, the Board of Directors declared a dividend of 4.25% (annualized) for Class B1 activity capital stock (an increase of 25 basis points from the previous quarter) and a dividend of 1.70% (annualized) for Class B2 membership capital stock (an increase of 10 basis points from the previous quarter).

The Bank pays a higher dividend per share on Class B1 activity stock to reward members who use the Bank's advances and, thereby, support the entire cooperative. The higher dividend you receive on Class B1 activity stock has the effect of lowering your borrowing costs.

We expect to report net income of $85 million for the second quarter of 2018 when we file our Form 10-Q with the Securities and Exchange Commission next month. Our preliminary and unaudited financial results are included here and details on the dividend payments and our second quarter 2018 financial highlights are provided at the end of this letter.

**Members Maximizing the Benefits of Our Products and Programs**

We continue to see strong utilization of our advances, letters of credit, and Mortgage Partnership Finance® (MPF®) Program products, and participation in our community investment programs. Advances outstanding totaled $54.5 billion and letters of credit totaled $21.6 billion at the end of the second quarter of 2018, up $6.4 billion and $2 billion from year-end 2017, respectively. MPF loans outstanding on balance sheet totaled $5.8 billion at the end of the second quarter of 2018, up from $5.2 billion at year-end 2017. The increasing number of Participating Financial Institutions (PFIs) selling into MPF Traditional products, along with the introduction this June of lower pricing for low balance MPF loans, helped contribute to the highest levels of activity since 2015 when we made these MPF products available again for our members. Additionally, the competitive Affordable Housing Program (AHP) round closed on June 15, with 91 applications received requesting a total of $51.8 million. We would like to thank our members and their community partners for participating in this year's application process. We expect to award approximately $25.1 million in early December. Learn more about the round here.

**A New Way to Support Small Business Lending: Community Small Business Advance**

We are pleased to offer a new Community Small Business Advance as a way for you to support your local economy and community revitalization efforts. This new fixed rate, fixed term advance provides you with funding at a 0% interest rate in exchange for a commitment that you limit the rate you charge to customers benefiting from this funding to no more than 3.5%. We think it's a great way to finance small business projects in your community. Learn more about this new advance here.

**FHLBank System Voices Concerns Over FHFA Proposed Rule Amending AHP Regulations**

Thank you to our members, trade associations, and community investment partners, who commented on the Federal Housing Finance Agency's (FHFA) proposed amendments to AHP regulations that could impact how your institution uses AHP funding in the communities you serve. Members, sponsors, other interested parties, and the Federal Home Loan Banks collectively submitted over 400 comment letters to the FHFA. We greatly appreciate those of you who made your voices heard through submitting comment letters on this regulation that is so critical to our members and their communities. Visit our website if you would like to read the comment letters submitted by the Federal Home Loan Bank System, our Bank, and our Community Investment Advisory Council.

**Viewpoints: Perspectives from Different Angles**

We look forward to seeing many of you at our annual Management Conference next week on Thursday, August 2, and Friday, August, 3. If you have not yet registered but are planning to join us, registration closes tomorrow, Friday, July 27. Hotel space is limited; however, we will do our very best to accommodate your requests. Register today so you don't miss out on the opportunity to hear this year's outstanding lineup of speakers:

- **Janet L. Yellen,** Former Chair of the Federal Reserve (2014-2018)
- **Robert Gates**, 22nd United States Secretary of Defense (2006-2011)
- **Jeremy Gutsche**, *New York Times* Best-Selling Author and CEO of Trendhunter.com
- **Marci Rossell**, Former Chief Economist for CNBC and Co-Host of Squawk Box

**Member owned. Member focused.**

Earlier this year many of you participated in our member survey to help us to better serve you. Through your responses, we learned about what you value most as a member of the Federal Home Loan Bank of Chicago and we identified opportunities to enhance your experience with us. We plan on addressing much of what we learned and can act on some of these opportunities in the near future. Last week I sent a letter further detailing the initial findings. You can review that letter here. Our member survey is another step in our ongoing efforts to ensure that we are serving you well, that we are evolving as your needs change, and that we are positioning the Bank to support your success into the future. We look forward to sharing updates with you along the way.

As always, thank you for your membership in the Federal Home Loan Bank of Chicago and we hope to see you at the Management Conference.

Best regards,

Matt Feldman
President and CEO

**Second Quarter 2018 Dividend**

On July 26, 2018, the Board of Directors of the Federal Home Loan Bank of Chicago increased the dividend declared per share on both sub-classes of capital stock. Based on our preliminary financial results for the second quarter of 2018, the Board of Directors declared a dividend of 4.25% (annualized) for Class B1 activity capital stock (an increase of 25 basis points from the previous quarter) and a dividend of 1.70% (annualized) for Class B2 membership capital stock (an increase of 10 basis points from the previous quarter).

The actual effective combined dividend rate on the total stock held by each member depends on each member's level of activity with the Bank during the second quarter of 2018 and the relative number of shares of activity and membership capital stock held by each member. The dividend will be paid by crediting your account on August 15, 2018.

**Second Quarter 2018 Financial Highlights**

For more details, please refer to the Condensed Statements of Income and Statements of Condition here. The financial results discussed are preliminary and unaudited. We expect to file our second quarter 2018 Form 10-Q with the Securities and Exchange Commission (SEC) next month. You can access it on our website, fhlbc.com, or through the SEC's reporting website.

- Advances outstanding increased $6.4 billion to $54.5 billion at June 30, 2018, up from $48.1 billion at December 31, 2017.
- MPF Loans held in portfolio increased to $5.8 billion at June 30, 2018, up from $5.2 billion at December 31, 2017, as new MPF loan purchases continued to moderately outpace paydown and maturity activity due to an increased number of PFIs and the introduction this June of lower pricing for low balance MPF loans.
- Total investment securities increased 4% to $18.1 billion at June 30, 2018, up from $17.3 billion at December 31, 2017, as we increased our purchase of Treasury securities and mortgage-backed securities.
- Total assets increased to $96.7 billion as of June 30, 2018, compared to $84.4 billion as of December 31, 2017.
- We recorded net income of $85 million in the second quarter of 2018, up from $79 million in the second quarter of 2017.
- Net interest income for the second quarter of 2018 was $132 million, up from $117 million for the second quarter of 2017, as we benefited both from the rising rate environment and higher levels of interest earning assets.
- We remained in compliance with all of our regulatory capital requirements as of June 30, 2018.
- Letters of credit commitments increased to $21.6 billion at June 30, 2018, up from $19.6 billion at December 31, 2017.

which are available on our website at fhlbc.com. We assume no obligation to update any forward-looking statements made in this publication. The financial results discussed in this publication are preliminary and unaudited. "Community First," "Downpayment Plus," "DPP," "Mortgage Partnership Finance," and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.

**Condensed Statements of Condition**

**(Dollars in millions)**

**(Preliminary and Unaudited)**

| | June 30, 2018 | | December 31, 2017 | | Change |
|---|---|---|---|---|---|
| Cash and due from banks, interest bearing deposits, Federal Funds sold, and securities purchased under agreement to resell | $ | 17,974 | $ | 13,378 | 34% |
| Investment securities | | 18,103 | | 17,347 | 4% |
| Advances | | 54,468 | | 48,085 | 13% |
| MPF Loans held in portfolio, net of allowance for credit losses | | 5,779 | | 5,193 | 11% |
| Other | | 407 | | 352 | 16% |
| **Assets** | $ | 96,731 | $ | 84,355 | 15% |
| | | | | | |
| Consolidated obligation discount notes | $ | 43,007 | $ | 41,191 | 4% |
| Consolidated obligation bonds | | 46,854 | | 37,121 | 26% |
| Other | | 1,515 | | 1,191 | 27% |
| **Liabilities** | | 91,376 | | 79,503 | 15% |
| Capital stock | | 1,805 | | 1,443 | 25% |
| Retained earnings | | 3,428 | | 3,297 | 4% |
| Accumulated other comprehensive income (loss) | | 122 | | 112 | 9% |
| **Capital** | | 5,355 | | 4,852 | 10% |
| **Total liabilities and capital** | $ | 96,731 | $ | 84,355 | 15% |
| | | | | | |
| Member standby letters of credit - off balance sheet | $ | 21,587 | $ | 19,572 | 10% |

**Condensed Statements of Income**

**(Dollars in millions)**

**(Preliminary and Unaudited)**

| | For the three months ended June 30, | | | | For the year to date ended June 30, | | | |
|---|---|---|---|---|---|---|---|---|
| | **2018** | | 2017 | Change | **2018** | | 2017 | Change |
| Interest income | $ | 577 | $ 373 | 55 % | $ 1,057 | $ | 710 | 49 % |
| Interest expense | | (445) | (256) | 74 % | (801) | | (480) | 67 % |
| Net interest income | | 132 | 117 | 13 % | 256 | | 230 | 11 % |
| Reversal of (provision for) credit losses | | — | (1) | 100 % | — | | (1) | 100 % |
| Net interest income after reversal of (provision for) credit losses | | 132 | 116 | 14 % | 256 | | 229 | 12 % |
| Noninterest income | | 9 | 16 | (44)% | 9 | | 26 | (65)% |
| Noninterest expense | | (46) | (44) | 5 % | (88) | | (86) | 2 % |
| Income before assessments | | 95 | 88 | 8 % | 177 | | 169 | 5 % |
| Affordable Housing Program assessment | | (10) | (9) | 11 % | (18) | | (17) | 6 % |
| Net income | $ | 85 | $ 79 | 8 % | $ 159 | $ | 152 | 5 % |
| | | | | | | | | |
| Average interest bearing assets | $ | 94,058 | $ 80,982 | 16 % | $ 91,872 | $ | 80,455 | 14 % |
| Net interest income yield on average interest earning assets | | 0.56% | 0.58% | (0.02)% | 0.56% | | 0.57% | (0.01)% |